

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 28, 2018

Anthony Skiadas
Senior Vice President and Controller
Verizon Communications Inc
1095 Avenue of the Americas
New York, New York 10036

Re: Verizon Communications Inc
Form 10-K for the Fiscal Year Ended December 31, 2017
Filed February 23, 2018
File No. 001-08606

Dear Mr. Skiadas:

We have limited our review of your filing to the financial statements and related disclosures and have the following comment. Please comply with the following comment in future filings.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2017

Management's Discussion and Analysis of Financial Condition and Results of Operations
Consolidated Net Income, Operating Income and EBITDA

1. Your presentation of the non-GAAP measure titled, "Consolidated EBITDA" excluding other income (expense) and equity in losses of unconsolidated businesses is inconsistent with question 103.01 of the updated Compliance, Disclosure and Interpretation guidance on non GAAP measures last updated on April 4, 2018. Please comply with this comment in future filings and in your next earnings release.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Inessa Kessman, Senior Staff Accountant at 202-551-3371 or Terry French, Accounting Branch Chief at 202-551-3828 with any questions.

Sincerely,

Division of Corporation Finance
Office of Telecommunications